# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Keenova Therapeutics plc, CIK 0001567892
CUSIP: G5890A102
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland (L2), D15 TX2V
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001826937

## Reporting persons
- Hein Park Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,146,733; sole dispositive power 0; shared dispositive power 2,146,733; aggregate amount beneficially owned 2,146,733 (5.5% of the class)
- Hein Park Capital Management GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,146,733; sole dispositive power 0; shared dispositive power 2,146,733; aggregate amount beneficially owned 2,146,733 (5.5% of the class)
- Courtney W. Carson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,146,733; sole dispositive power 0; shared dispositive power 2,146,733; aggregate amount beneficially owned 2,146,733 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Keenova Therapeutics plc
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland, D15 TX2V

## Item 2. Person Filing
Name of person filing: This statement is filed by the following Reporting Persons: (i) Hein Park Capital Management LP, a Delaware limited partnership ("Hein Park"), (ii) Hein Park Capital Management GP LLC, a Delaware limited liability company ("Hein Park GP") and (iii) Courtney W. Carson, an individual.
Address of principal business office or, if none, residence: c/o Hein Park Capital Management LP, 888 Seventh Avenue, 41st Floor, New York, NY 10019
Citizenship: Hein Park and Hein Park GP are organized under the State of Delaware and Mr. Carson is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See cover page. Hein Park serves as the investment manager of certain investment funds (collectively, the "Hein Park Funds") that hold the shares reported herein and in its capacity as investment manager of the Hein Park Funds, Hein Park has voting and dispositive power over the shares held by the Hein Park Funds. Hein Park GP serves as the general partner of, and in such capacity controls, Hein Park and Hein Park GP is managed and controlled by Carson.
Percent of class: See cover page
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See cover page
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hein Park Capital Management LP: /s/ Jay Schoenfarber, Jay Schoenfarber, Authorized Signatory, Hein Park Capital GP LLC, its general partner (02/13/2026)
- Hein Park Capital Management GP LLC: /s/ Jay Schoenfarber, Jay Schoenfarber, Authorized Signatory (02/13/2026)
- Courtney W. Carson: /s/ Courtney W. Carson, Courtney W. Carson (02/13/2026)